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                            August 10, 2023

       Xiaoming Li
       Chief Executive Officer
       Meta Data Ltd
       Flat H 3/F, Haribest Industrial Building , 45-47 Au Pui Wan Street Sha Tin New Territories
       Hong Kong

                                                        Re: Meta Data Ltd
                                                            Annual Report on
Form 20-F for the Fiscal Year Ended August 31, 2022
                                                            Filed December 30,
2022
                                                            Response dated July
21, 2023
                                                            File No. 001-38430

       Dear Xiaoming Li:

               We have reviewed your July 21, 2023 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       June 27, 2023 letter.

       Response Letter dated July 21, 2023

       Transfers Between Our Company and Our Subsidiaries, page 2

   1. We note your response to comment 3, as well as your revised disclosure that "[c]ash, not in the form of earnings
distribution, was transferred between our Company, our
                                                        subsidiaries and the
former VIEs for the purpose of providing working capital between
                                                        Meta Data, its
subsidiaries, VIEs and its subsidiaries and WFOE." Please quantify the amounts and state the
direction of transfer and any tax consequences. Tell us what your disclosure will look
like.
 Xiaoming Li
FirstName LastNameXiaoming Li
Meta Data Ltd
Comapany
August 10, NameMeta
           2023      Data Ltd
August
Page 2 10, 2023 Page 2
FirstName LastName
       You may contact Keira Nakada at 202-551-3659 or Linda Cvrkel at 202-551-3813 if you
have questions regarding comments on the financial statements and related matters. Please contact Brian Fetterolf at 202-551-6613 or Jennifer L pez Molina at 202-551-3792 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Trade &
Services
cc:      Joan Wu